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Exhibit

Exhibit Description

99.1 Announcement on 2026/04/08: March Revenue

Exhibit 99.1

United Microelectronics Corporation

April 8, 2026

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of March 2026.

1)
Sales volume (NT$ Thousand)

Period	Items	2026	2025	Changes	%
March	Net sales	20,830,626	19,858,647	971,979	4.89%
Year-to-Date	Net sales	61,037,902	57,858,957	3,178,945	5.49%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand): None

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	1,118,250	0
Fair Value	0	0	(11,945)	0
Net profit (loss) from Fair Value	0	0	(11,292)	0
Written-off Trading
Contracts	0	0	1,704,430	0
Realized profit (loss)	0	0	(6,276)	0